

17010586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
INR11,000,000,000
6.20 per cent. Notes due 6 October 2026
payable in United States dollars
Series No. 886-01-1

(to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016)

Filed pursuant to Rule 3 of Regulation AD
Dated: 27 October 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of INR11,000,000,000 principal amount of 6.20 per cent. Notes due 6 October 2026 payable in United States dollars (Series No. 886-01-1) (the "Notes") (to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 27 October 2017 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is JPMorgan Chase Bank N.A., London Branch, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 27 October 2017, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Limited and The Toronto-Dominion Bank (together, the "Managers"), pursuant to which ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating INR11,000,000,000 (payable in U.S.$169,290,151.01) for an issue price of 101.3623 per cent. plus INR45,466,666.67 (payable in U.S.$699,732.62) on account of accrued interest for 24 days from and including 6 October 2017 to but excluding 31 October 2017 (the "Issue Date"), less an underwriting fee of 0.20 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be INR11,173,319,666.67 payable in United States dollars in the amount U.S.$171,957,543.05. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 31 October 2017. The Managers propose to offer all the Notes to the public at the public offering price of 101.3623 per cent. plus INR45,466,666.67 (payable in U.S.$699,732.62) on account of accrued interest for 24 days from and including 6 October 2017 to but excluding the Issue Date. The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	INR5,500,000,000
The Toronto-Dominion Bank	INR5,500,000,000
Total	INR11,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	101.3623%*	0.20%	101.1623%*
Total in INR	INR11,149,853,000**	INR22,000,000	INR11,127,853,000**
Total in U.S.$ Total	U.S.$171,596,390.73***	U.S.$338,580.30	U.S.$171,257,810.43***

* Plus 24 days' accrued interest.
** Plus INR45,466,666.67 on account of accrued interest for 24 days from and including 6 October 2017 to but excluding the Issue Date.
*** Plus U.S.$699,732.62 on account of accrued interest for 24 days from and including 6 October 2017 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$15,000 *
Listing Fees (Luxembourg)	U.S.$700 *

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 27 October 2017.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 27 October 2017.

(d) (i) Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

(ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 886-01-1

INR11,000,000,000

6.20 per cent. Notes due 6 October 2026
payable in United States dollars

(to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016)

Issue price: 101.3623 per cent. plus 24 days' accrued interest

Joint Lead Managers

Citigroup
TD Securities

The date of this Pricing Supplement is 27 October 2017.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of INR11,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars (the "Notes") (to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016) by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 9 December 2016.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:	Asian Development Bank ("ADB").
2.	Series Number:	886-01-1.
3.	(i) Specified Currency (Condition 1(c)):	The lawful currency of India ("Indian Rupee" or "INR").
	(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	United States dollars ("U.S.$" or "U.S. dollars").
	(iii) Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	U.S.$.
	(iv) Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:	INR11,000,000,000 payable in U.S.$. The Notes will be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016.
5.	(i) Issue Price:	101.3623 per cent. of the Aggregate Nominal Amount plus INR45,466,666.67 on account of accrued interest for 24 days from and including 6 October 2017 to but excluding the Issue Date.
	(ii) Net proceeds:	INR11,173,319,666.67 (inclusive of accrued interest of INR45,466,666.67) (payable as U.S.$171,957,543.05 using the U.S.$/INR exchange rate of 64.9772).

6.	Specified Denominations (Condition 1(a)):	INR10,000, payable in U.S.$.
7.	(i) Issue Date (Condition 5(d)):	31 October 2017.
	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	6 October 2017.
8.	Maturity Date or Redemption Month (Condition 6(a)):	6 October 2026, subject to paragraph 31 below (which may be subject to adjustment under "Adjustments to Interest Payment Date and Maturity Date" as defined in the Appendix).
9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par, provided that the Final Redemption Amount shall be payable in U.S.$ determined in accordance with paragraph 23 below.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	6.20 per cent. per annum, payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	6 April and 6 October of each year, commencing 6 April 2018 up to and including the Maturity Date, subject to

		paragraph 31 below (each may be subject to adjustment under "Adjustments to Interest Payment Date and Maturity Date" as defined in the Appendix).
(iii)	Fixed Coupon Amount(s):	INR310 per Specified Denomination payable in U.S.$ on each Interest Payment Date, provided that the Fixed Coupon Amount shall be payable in U.S.$ in accordance with paragraph 16(ix) below.
(iv)	Broken Amount(s):	Not applicable.
(v)	Relevant Financial Center:	Mumbai.
(vi)	Additional Business Center(s) (Condition 5(d)):	New York City.
(vii)	Day Count Fraction (Condition 5(d)):	30E/360 or Eurobond Basis.
(viii)	Determination Date(s):	Not applicable.
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Interest Amounts will be paid on each Interest Payment Date in U.S.$ converted from INR at the applicable Reference Rate (as defined in the Appendix) on the Rate Fixing Date (as defined in the Appendix) in respect of the Interest Payment Date. The Fixed Coupon Amount per denomination payable in U.S.$ shall be INR310 divided by the Reference Rate (as defined in the Appendix). Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards. The resulting figure shall then be multiplied by 1,100,000 to arrive at the total Fixed Coupon Amount with respect to the relevant Interest Payment Date. No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day. The last paragraph of Condition 5(a) shall

be replaced in its entirety by the following:

"Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

17. Floating Rate Note Provisions (Condition 5(b)): Not applicable.

18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)): Not applicable.

19. Index-Linked Interest Note Provisions: Not applicable.

20. Dual Currency Note Provisions: Not applicable.

Provisions Relating to Redemption

21. Call Option (Condition 6(e)): Not applicable.

22. Put Option (Condition 6(f)): Not applicable.

23. Final Redemption Amount: Aggregate Nominal Amount; provided, however, that the Final Redemption Amount will be paid on the Maturity Date in U.S.$ converted from INR at the applicable Reference Rate (as defined in the Appendix) on the relevant Rate Fixing Date (as defined in the Appendix).

The Final Redemption Amount per Specified Denomination payable in U.S.$ shall be: INR10,000 divided by the Reference Rate (as defined in the Appendix). Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

		The resulting figure shall then be multiplied by 1,100,000 to arrive at the total Final Redemption Amount payable on the Maturity Date.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In the event that the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Specified Denomination will be a U.S.$ amount equal to the Redemption Amount that is determined in accordance with "23. Final Redemption Amount" above plus accrued and unpaid interest, if any, as determined in accordance with "16. Fixed Rate Note Provisions (Condition 5(a))"; *provided* that for the purposes of such determination, the "Rate Fixing Date" shall be the date that is no later than two (2) Fixing Business Days (as defined in the Appendix) prior to the date upon which the Notes become due and payable as provided in Condition 9.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Global Registered Note available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and	Not applicable.

dates on which such Talons mature):

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

Distribution

32.	(i)	If syndicated, names of Managers:	Citigroup Global Markets Limited The Toronto-Dominion Bank
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.20 per cent. of the Aggregate Nominal Amount payable in U.S.$.
33.	If non-syndicated, name of Dealer:		Not applicable.

34. Additional selling restrictions: The following paragraph shall be deemed to be set out under the heading "India" in the section entitled "Plan of Distribution" in the Prospectus:

"The Issuer's Prospectus has not been and will not be registered, produced or published as an offer document (whether as a prospectus in respect of a public offer or information memorandum or private placement offer letter or other offering material in respect of any private placement under the Indian Companies Act, 2013 and/or the rules notified thereunder, or any other applicable Indian laws and regulations), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and the Notes have not been and will not be offered or sold to any person resident in India by means of any document, and neither the Issuer's Prospectus nor any other offering document or material relating to the Notes have been or will be circulated or distributed, directly or indirectly, to any person resident or to the public in India in a manner which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws and regulations."

Operational Information

35.	(i)	ISIN:	XS1496739464.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	Not applicable.
36.		Common Code:	149673946.

37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 25 April 2017.

Recent Developments

On 6 May 2017, ADB's Board of Governors approved the following with respect to its 2016 reported net loss of U.S.$11.2 million after appropriation of guarantee fees to the special reserve:

a. U.S.$14.6 million, representing the adjustment to the loan loss reserve as of 31 December 2016, be added from the net income to the loan loss reserve;

b. U.S.$513.9 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, for the year ended 31 December 2016, be added from the cumulative revaluation adjustments account to the net income;

c. U.S.$123.7 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

e. U.S.$60.0 million be allocated to the Technical Assistance Special Fund;

f. U.S.$20.0 million be allocated to the Asia Pacific Disaster Response Fund;

g. U.S.$15.0 million be allocated to the Climate Change Fund; and

h. U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

Performance of Rates of Exchange and Explanation of Effect on Value of Investment

Certain historical information in respect of the U.S.$/INR foreign exchange rate is set out below. The payments of principal and interest received by holders of the Notes will be affected by the U.S.$/INR foreign exchange rate. Information in respect of the U.S.$/INR foreign exchange rate can also be found on Bloomberg.

Year Ended 31 December	High	Low
2005	46.35	43.29
2006	47.00	44.12
2007	44.66	39.19
2008	50.31	39.27
2009	52.08	46.09
2010	47.71	44.13
2011	53.76	44.05
2012	57.18	48.70
2013	68.15	53.10
2014	63.88	58.33
2015	67.12	61.29
2016	68.78	66.14
Period From	**High**	**Low**
1 January 2017 – 6 October 2017	68.33	63.58

Source: Bloomberg (closing prices)

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NONE OF THE ISSUER, THE MANAGERS, OR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE AND THEY SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes. The information contained under the heading "Performance of Rates of Exchange and Explanation of Effect on Value of Investment" above has been extracted from Bloomberg. ADB confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

ASIAN DEVELOPMENT BANK

By: 

Name: MICHAEL T. JORDAN

Title: Assistant Treasurer

APPENDIX

Provisions Relating to U.S. Dollar Payments

The terms referenced below shall have the following specified meanings:

"Calculation Agent" means JPMorgan Chase Bank N.A., London Branch.

"Payment Business Day" means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

"Fixing Business Day" means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai.

"Rate Fixing Date" means the relevant Scheduled Rate Fixing Date, subject to Valuation Postponement (determined as set out below under "Fallback Provisions").

"Scheduled Rate Fixing Date" means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable, as the case may be. If any Scheduled Rate Fixing Date is an Unscheduled Holiday (as defined below), the relevant Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the provisions in respect of any Unscheduled Holiday set out below under "Deferral Period for Unscheduled Holiday".

"Reference Rate" means the rate used on each Rate Fixing Date, which will be the U.S.$/INR spot rate, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two Fixing Business Days, reported by the Reserve Bank of India, which is displayed on Reuters Screen "RBIB" Page (or any successor page) at approximately 1:30 p.m. Mumbai time, or as soon thereafter as practicable Mumbai time, on such Rate Fixing Date, subject to the provisions set out below under "Fallback Provisions". If a Price Source Disruption Event (as defined below) occurs on any Scheduled Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Calculation Agent in accordance with the provisions set out below under "Fallback Provisions".

"Unscheduled Holiday" means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

"Adjustments to Interest Payment Date and Maturity Date" means that if a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Days after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined.

If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or Maturity Date and no further adjustment shall apply to the amount of interest or principal payable.

Fallback Provisions:

A "Price Source Disruption Event" shall occur if it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

Applicable Price Source Disruption Event Fallbacks

In the event of a Price Source Disruption Event, the Calculation Agent shall apply the following procedures (each, a "Price Source Disruption Event Fallback") for the determination of the Reference Rate in respect of the relevant Interest Payment Date, Maturity Date or other date on which an amount in respect of the Notes is due and payable, as the case may be, in the following order, until such Reference Rate can be determined:

1. Valuation Postponement	(as defined below)
2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)
3. Fallback Survey Valuation Postponement	(as defined below)
4. Calculation Agent Determination of Reference Rate	

"Cumulative Events" has the following meaning: except as provided below, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Price Source Disruption Event Fallback.

"Valuation Postponement" means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption Event, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which will, subject to the provisions relating to Fallback Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Event Fallback.

"Maximum Days of Postponement" means 14 calendar days.

"SFEMC INR Indicative Survey Rate (INR02)" means that the Reference Rate for a given Rate Fixing Date will be the INR/U.S.$ specified rate for U.S. dollars, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two Fixing Business Days, as published on the web site of the Singapore Foreign Exchange Market Committee ("SFEMC") at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The Reference Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey (as defined below) for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

"SFEMC INR Indicative Survey" means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the INR/U.S.$ markets for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

"Fallback Survey Valuation Postponement" means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of any of (i) a Valuation Postponement for a Price Source Disruption Event, (ii) a Deferral Period for Unscheduled Holiday (determined as set forth below), or (iii) Cumulative Events, then the Reference Rate will be determined in accordance with the next applicable Price Source Disruption Event Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, do not preclude postponement of valuation in accordance with this provision.

Calculation Agent Determination of Reference Rate

In the event that the Reference Rate cannot be determined pursuant to and within the time periods set forth in respect of any other Price Source Disruption Event Fallback described above, then the Reference Rate shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

Deferral Period for Unscheduled Holiday:

In the event any Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date in respect thereof has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a "Deferral Period"), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 886-01-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

INR11,000,000,000
6.20 per cent. Notes due 6 October 2026
payable in United States dollars

(to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016)

27 October 2017

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Head, Treasury Client Solutions Unit

The undersigned managers (together, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its INR11,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars (the "Notes") (to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016) described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 10:00 a.m., London time, on 31 October 2017 (the "Settlement Date") at an aggregate purchase price of INR11,173,319,666.67 payable in U.S. dollars in the amount of U.S.$171,957,543.05 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB officer's certificate and the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 101.3623 per cent. plus INR45,466,666.67 on account of 24 days' accrued interest on the Notes less an underwriting fee of 0.20 per cent. of the principal amount which will be divided between the Managers in equal proportions. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be INR11,173,319,666.67 payable in United States dollars in the amount of U.S.$171,957,543.05.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	INR5,500,000,000
The Toronto-Dominion Bank	INR5,500,000,000
Total	INR11,000,000,000

2. Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and the other Manager that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. Each of the Managers represents, warrants and agrees that the Notes have not been and will not be offered or sold to any person resident in India by means of any document, and neither the Issuer's Prospectus nor any other offering document or material relating to the Notes have been or will be circulated or distributed, directly or indirectly, to any person resident or to the public in India in a manner which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws and regulations.

7. Each of the Managers represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. Notwithstanding and to the exclusion of any other term of the Standard Provisions, this Terms Agreement or any other agreements, arrangements, or understanding between the Managers and ADB, ADB acknowledges and accepts that a BRRD Liability arising under the Standard Provisions or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the Managers to ADB under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

ii. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the Managers or another person (and the issue to or conferral on ADB of such shares, securities or obligations);

iii. the cancellation of the BRRD Liability;

iv. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b) the variation of the terms of the Standard Provisions and this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this paragraph 8, "Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time; "Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation; "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms; "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499 ; "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Power in the applicable Bail-in Legislation may be exercised; and "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the Managers.

9. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:	Treasury Client Solutions Unit, Treasury Department
Telephone:	(632) 632-6657
Facsimile:	(632) 632-4120 or 636-2612
E-mail:	lccs@adb.org

For the Managers:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attention: MTN Desk
Telephone: +44 20 7986 9050
E-mail: mtndesk@citi.com

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Managing Director, Syndicate & Origination
E-mail: tmg@tdsecurities.com

10. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager who has not defaulted with respect to its respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to its respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager was originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the non-defaulting Manager and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-

defaulting Manager shall be entitled to terminate this Terms Agreement without any liability on their part. Nothing herein will relieve a defaulting Manager from liability for its default

11. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

12. Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By: Aoife Boyle
Name: Aoife Boyle
Title: Delegated Signatory

THE TORONTO-DOMINION BANK

By:______________________________
Name:
Title:

[Signatures continued on following page.]

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:____________________________________
Name:
Title:

THE TORONTO-DOMINION BANK

By:____________________________________
Name: **Beverley Tyrrell**
Title: Director
Transaction Management Group
The Toronto-Dominion Bank

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: 
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer